Filed Pursuant to Rule 433

Registration No. 333-235546

April 2, 2020

U.S.$1,250,000,000
TransCanada PipeLines Limited

4.100% Senior Notes due 2030

Issuer:	TransCanada PipeLines Limited

Security:	4.100% Senior Notes due 2030

Size:	U.S.$1,250,000,000

Maturity Date:	April 15, 2030

Coupon:	4.100%

Interest Payment Dates:	April 15 and October 15, commencing on October 15, 2020

Price to Public:	99.836%

Benchmark Treasury:	1.500% due February 15, 2030

Benchmark Treasury Price and Yield:	108-13/0.620%

Spread to Benchmark Treasury:	350 basis points

Yield:	4.120%

Optional Redemption:	At any time at the greater of par or a discount rate of Treasury plus 50 basis points

At Par Redemption:	On or after January 15, 2030

Trade Date:	April 2, 2020

Expected Settlement Date:	April 6, 2020 (T+2)

CUSIP:	89352HBA6

ISIN:	US89352HBA68

Joint Bookrunners:	J.P. Morgan Securities LLC Citigroup Global Markets Inc.

Co-Managers:

Deutsche Bank Securities Inc.
MUFG Securities Americas Inc.
Credit Suisse Securities (USA) LLC
Mizuho Securities USA LLC
SMBC Nikko Securities America, Inc.
Barclays Capital Inc.
BofA Securities, Inc.
Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or Citigroup Global Markets Inc. toll free at (800) 831-9146.